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                                                                       EXHIBIT 2


                                [LETTERHEAD OF]
                               Roto-Rooter, Inc.


                                                                 August 27, 1996

To our stockholders:

         Chemed Corporation, a Delaware corporation, has commenced a cash tender offer to purchase any and all of the outstanding stock of Roto-Rooter, Inc. currently not held by Chemed (approximately 2,160,000 shares, representing approximately 42% of the outstanding shares), for a cash price of $41.00 per share.

         The Roto-Rooter Board of Directors appointed Mr. Donald E. Saunders, a director of Roto-Rooter, to act as a special committee of the Board of Directors (the "Special Committee") with full authority and responsibility to determine Roto-Rooter's response to Chemed's offer and to prepare Roto-Rooter's Solicitation/Recommendation Statement on Schedule 14D-9. The Special Committee has determined to take a neutral position with respect to Chemed's offer.

         Enclosed with this letter is a copy of Roto-Rooter's
Solicitation/Recommendation Statement on Schedule 14D-9, which contains detailed information regarding the factors considered by the Special Committee in its deliberations and certain other information regarding the tender offer. We urge you to read the enclosed materials carefully before making any decision with respect to Chemed's offer.

         On behalf of the Board of Directors,


                                        Sincerely,

                                        /s/ Edward L. Hutton
                                        --------------------
                                        Edward L. Hutton
                                        Chairman